UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                         Eurand N.V.

(Name of Issuer)

            Ordinary Shares, par value (euro) 0.01 per share

(Title of Class of Securities)

                           N31010 106

(CUSIP Number)

                           October 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg, Pincus Equity Partners, L.P. I.R.S. #13-3536060
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,103,727
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,103,727
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,103,727
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.4% (1)
12		TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the "Securities Act") (SEC File No. 333-162183).

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg, Pincus Ventures International, L.P. I.R.S. #13-3986317
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,103,725
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,103,725
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,103,725
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.4% (1)
12		TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 3 of 14 Pages

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners, LLC I.R.S. #13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,207,452
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 26,207,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,207,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.8% (1)
12		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 4 of 14 Pages

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC I.R.S. #13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,207,452
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 26,207,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,207,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.8% (1)
12		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 5 of 14 Pages

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co. I.R.S. #13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,207,452
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 26,207,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,207,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.8% (1)
12		TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 6 of 14 Pages

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,207,452
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 26,207,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,207,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.8% (1)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 7 of 14 Pages

CUSIP No. N31010 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,207,452
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 26,207,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,207,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.8% (1)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Based on a total of 47,846,076 Ordinary Shares outstanding immediately following the offering of Ordinary Shares as indicated on the prospectus filed by the Company on October 22, 2009 with the SEC pursuant to Rule 424(b)(4) of the Securities Act (SEC File No. 333-162183).

Page 8 of 14 Pages

Item 1(a):	Name of Issuer:
Eurand N.V., a public limited liability company organized in the Netherlands (the “Company”).
Item 1(b):	Address of Issuer’s Principal Executive Offices:
Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam, The Netherlands
Item 2(a):	Name of Person Filing:

This statement is being filed by and on behalf of: (a) Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and two affiliated partnerships (“WPEP”), (b) Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership (“WPVI”), (c) Warburg Pincus Partners, LLC, a New York limited liability company (“WPP”), (d) Warburg Pincus & Co., a New York general partnership (“WP”), and (e) Warburg Pincus LLC, a New York limited liability company (“WP LLC”). WPP, a subsidiary of WP, is the sole general partner of WPVI and WPEP. Each of WPVI and WPEP is managed by WP LLC. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC. Each of Mr. Kaye and Mr. Landy disclaim beneficial ownership of the Ordinary Shares (as defined below) except to the extent of any indirect pecuniary interest therein. Mr. Kaye and Mr. Landy may be deemed to control WPEP, WPVI, WPP, WP and WP LLC. WPEP, WPVI, WPP, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter sometimes collectively referred to as the “Warburg Pincus Reporting Persons.”

Item 2(b):	Address of Principal Business Office or, if None, Residence:
The business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c):	Citizenship:

Page 9 of 14 Pages

WPEP is a Delaware limited partnership.

WPVI is a Bermuda limited partnership.

WPP is a New York limited liability company.

WP is a New York general partnership.

WP LLC is a New York limited liability company.

Each of Charles R. Kaye and Joseph P. Landy is a citizen of the United States of America.

Item 2(d):	Title of Class of Securities:
Ordinary Shares, par value (euro)0.01 per share (“Ordinary Shares”).
Item 2(e):	CUSIP Number:
N31010 106
Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A. ☐ Broker or dealer registered under Section 15 of the Act;

B. ☐ Bank as defined in Section 3(a)(6) of the Act;

C. ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

D. ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940;

E. ☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

F. ☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F);

G. ☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

H. ☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

I. ☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

J. ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

K. ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4:	Ownership:

Page 10 of 14 Pages

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
None.
Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A
Item 8:	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Warburg Pincus Reporting Persons to file jointly is incorporated by reference hereto as Exhibit 99.1. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares, other than those reported herein as being beneficially owned by it.

Item 9:	Notice of Dissolution of Group:
N/A
Item 10:	Certification:
N/A

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

WARBURG, PINCUS EQUITY PARTNERS, L.P.

By: Warburg Pincus Partners, LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.

By: Warburg Pincus Partners, LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member
By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

Page 12 of 14 Pages

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

By: /s/ Scott A. Arenare

Charles R. Kaye

By: Scott A. Arenare as Attorney-in-Fact*

By: /s/ Scott A. Arenare

Joseph P. Landy

By: Scott A. Arenare as Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed as Exhibit 24.2 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource, Inc., on March 3, 2006, and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed as Exhibit 24.1 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource, Inc., on March 3, 2006, and is hereby incorporated by reference.

Page 13 of 14 Pages

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated May 30, 2007, by and among the Warburg Pincus Reporting Persons.*

________________________________________________________________________________

* Incorporated herein by reference to the Joint Filing Agreement, dated as of May 30, 2007, which was previously filed with the SEC as Exhibit 99.1 to the Schedule 13G filed on May 30, 2007 (SEC File No. 005-82904) by the Warburg Pincus Reporting Persons.

Page 14 of 14 Pages